UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549





Public Utility Holding Company Act of 1935
File No. 70-9073
Report For Period: January 1, 2000 to March 31, 2000



In the Matter of:
CENTRAL AND SOUTH WEST CORPORATION AND
CENTRAL POWER AND LIGHT COMPANY, et al.




This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central Power and Light Company (CPL), a subsidiary of Central and South West Corporation (CSW), pursuant to an order issued by the Securities and Exchange Commission dated October 21, 1998 (HCAR 35-26931). The Better Choice Home Mortgage Program ("Better Choices Program") is a mortgage incentive program designed to promote efficient energy use and environmental conservation. The matter requires that CPL file quarterly reports providing the following information with respect to the Better Choices Program provided to nonaffiliates by CPL, Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO) and West Texas Utilities Company (WTU), (collectively, "Operating Companies") and Central and South West Services, Inc. (Services): 1) a balance sheet as of the relevant quarterly reporting date, 2) income statement for the preceding twelve months, and 3) the name of each Company providing the marketing services authorized by this order, the total number of Home Certifications made during the relevant period. This report covers the period from January 1, 2000 through March 31, 2000.

The requested information for the reporting period January 1, 2000 through March 31, 2000, is as follows:


1) Copies of the Operating Companies and Services balance sheet for the reporting period ended March 31, 2000 are attached as Exhibit 1.


2) Copies of the Operating Companies and Services income statement for the twelve months ended March 31, 2000 are attached as Exhibit 2.


3) A) The name(s) of each company providing the marketing services authorized by this order during the period ended March 31, 2000
        are:   NONE.

        B)  The total number of Home Certifications made during the period
        ended March 31, 2000 are:   NONE.

                                S I G N A T U R E


As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Central Power and Light Company has duly caused this report to be signed on its behalf on this 25th day of May 2000.

                                              Central Power and
                                              Light Company, et al.

                                              /s/  R. Russell Davis
                                              ---------------------
                                              R. Russell Davis
                                              Controller and Chief
                                              Accounting Officer

                                INDEX TO EXHIBITS






Exhibit
Number                              Exhibit


1 Balance sheet for the reporting period ended March 31, 2000, as required for:
     a)    Central Power and Light (CPL)
     b)    Public Service Company of Oklahoma (PSO)
     c)    Southwestern Electric Power Company (SWEPCO)
     d)    West Texas Utilities Company (WTU)
     e)    Central and South West Services, Inc. (Services)


2    Income statement for the twelve months ended March 31, 2000, as required for:
     a)    Central Power and Light (CPL)
     b)    Public   Service   Company  of  Oklahoma   (PSO)
     c)    Southwestern  Electric  Power  Company  (SWEPCO)
     d)    West Texas Utilities Company (WTU)
     e)    Central and South West Services, Inc. (Services)